JPMorgan Chase & Co.

February 2012
Pricing Sheet dated February 17, 2012 relating to
Amendment No. 1 dated February 17, 2012† to
Preliminary Terms No. 5 dated February 16, 2012
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due February 22, 2013
Based on the Performance of the Common Stock of Apple Inc.

PRICING TERMS – FEBRUARY 17, 2012	
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common Stock of Apple Inc.
Aggregate principal amount:	$29,152,200
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and Issue Price" below)
Pricing date:	February 17, 2012
Original issue date:	February 23, 2012 (3 business days after the pricing date)
Maturity date:	February 22, 2013, subject to adjustments for certain market disruption events and as described under "Description of the Securities — Payment at Maturity" in the accompanying product supplement no. MS-4-I
Early redemption:	If, on any of the first three determination dates, the closing price of the underlying stock is **greater than or equal to** the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	• If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.30 (3.00% of the stated principal amount) per security on the related contingent payment date. • If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.
Determination dates:	May 17, 2012, August 17, 2012, November 19, 2012 and February 19, 2013, subject to postponement for non-trading days and certain market disruption events. We also refer to February 19, 2013 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final stock price is **greater than or equal to** the downside threshold level:	(i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price is **less than** the downside threshold level:	(i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.01992, which is the stated principal amount *divided* by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$401.696, which is equal to 80% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:	$502.12, which is the closing price of the underlying stock on the pricing date *divided* by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
CUSIP/ISIN:	48126B293/US48126B2934
Listing:	The securities will not be listed on any securities exchange.
Agent:	JPMorgan Securities LLC ("JPMS")

Commissions and issue price:	**Price to Public**[1]	**Fees and Commissions**[2]	**Proceeds to Issuer**
Per security	$10.00	$0.15	$9.85
Total	$29,152,200.00	$437,283.00	$28,714,917.00

(1) *The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-37 of the accompanying product supplement no. MS-4-I.*

(2) *JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-63 of the accompanying product supplement no. MS-4-I.*

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-4-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Preliminary terms no. 5 dated February 17, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212001064/e47442fwp.pdf
Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf